NO ACT

PE 3-24-11



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561


11006399

April 8, 2011

Willie C. Bogan
Associate General Counsel and Secretary
McKesson Corporation
One Post Street
San Francisco, CA 94104-5296

Act: 1934
Section:
Rule: 14a-8
Public Availability: 4-8-11

Re: McKesson Corporation
Incoming letter dated March 24, 2011

Dear Mr. Bogan:

This is in response to your letter dated March 24, 2011 concerning the shareholder proposal submitted to McKesson by John Chevedden. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: John Chevedden

FISMA & OMB Memorandum M-07-16

April 8, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: McKesson Corporation
Incoming letter dated March 24, 2011

The proposal requests that the board take the steps necessary so that each shareholder voting requirement in the company's charter and bylaws that calls for a greater than simple majority vote be changed to require a majority of the votes cast for and against the proposal, or a simple majority in compliance with applicable laws.

There appears to be some basis for your view that McKesson may exclude the proposal under rule 14a-8(i)(10). In this regard, we note your representation that McKesson will provide shareholders at McKesson's 2011 annual meeting with an opportunity to approve amendments to McKesson's certificate of incorporation. Accordingly, we will not recommend enforcement action to the Commission if McKesson omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which McKesson relies.

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

McKesson Corporation
One Post Street
San Francisco, CA 94104-5296
415.983.8300

McKESSON
Empowering Healthcare

1934 Act/Rule 14a-8

March 24, 2011

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: McKesson Corporation
Stockholder Proposal Submitted by Mr. John Chevedden
Securities Exchange Act of 1934 – Section 14(a), Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you, in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that McKesson Corporation, a Delaware corporation (the "Company"), intends to omit from its proxy statement (the "2011 Proxy Statement") for its 2011 Annual Meeting of Stockholders (the "2011 Annual Meeting") a stockholder proposal (the "Proposal") submitted by Mr. John Chevedden (the "Proponent") under cover of a letter dated January 26, 2011.

The Company requests confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend any enforcement action if the Company omits the Proposal from the 2011 Proxy Statement on the grounds that (i) the Company has substantially implemented the Proposal, in reliance on the provisions of Rule 14a-8(i)(10) and (ii) the Proposal directly conflicts with the Company's proposals, in reliance on the provisions of Rule 14a-8(i)(9).

The Company expects to file its definitive 2011 Proxy Statement with the Commission on or about June 20, 2011, and this letter is being submitted more than 80 calendar days before such date in accordance with Rule 14a-8(j). In accordance with Section C of Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), this letter and its exhibits are being emailed to the Staff at shareholderproposals@sec.gov. Because this request is being submitted electronically pursuant to the guidance provided in SLB 14D, the Company is not enclosing the additional six copies ordinarily required by Rule 14a-8(j).

In accordance with Rule 14a-8(j), a copy of this submission is being forwarded simultaneously to the Proponent. Pursuant to Rule 14a-8(k) and Section E of SLB 14D, the Proponent is requested to copy the undersigned on any correspondence that he may choose to submit to the Staff.

I. The Proposal

The Proponent submitted the Proposal to the Company in a letter dated January 26, 2011, which the Company received via email on the same day. The Proposal was accompanied by a letter from Ram Trust Services ("RTS"), also dated January 26, 2011 (the "RTS Letter"). The RTS Letter identified RTS as a "Maine chartered non-depository trust company" and stated that the Proponent had continuously held no less than 60 shares of "McKesson Hboc Inc. (MCK) common stock" since at least November 17, 2009 "through" RTS, and that RTS "in turn hold[s] those shares through The Northern Trust Company in an account under the name Ram Trust Services." A copy of the Proposal (including the supporting statement, the RTS Letter and the Proponent's related correspondence) is attached hereto as Exhibit A. Based on the Company's review of the RTS Letter, the Company's own records and regulatory materials, the Company was unable to conclude that the Proposal met the requirements for inclusion in the Company's proxy materials. Accordingly, on February 8, 2011, within 14 days of the Company's receipt of the Proposal, the Company sent to the Proponent by email and overnight courier a notification of certain deficiencies with respect to the RTS Letter (the "Deficiency Letter"). A copy of the Deficiency Letter is attached hereto as Exhibit B. In response to the Deficiency Letter, the Proponent provided a second letter from RTS (the "Second RTS Letter"), dated February 9, 2011. The Second RTS Letter was identical to the first RTS Letter, except that the Second RTS Letter refers to the Company as "McKesson Corporation," rather than as "McKesson Hboc Inc.," as the Company was identified in the RTS Letter. A copy of the Second RTS Letter and the related email from the Proponent is attached hereto as Exhibit C. On February 16, 2011, the Proponent sent to the Company an email providing further information with regard to RTS. A copy of the Proponent's February 16, 2011 email is attached hereto as Exhibit D. As of the date of this letter, the Company has not yet received any other response from the Proponent.

The Proposal states as follows:

"3* — Adopt Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws that calls for a greater than simple majority vote be changed to require a majority of votes cast for and against the proposal, or a simple majority in compliance with applicable laws."

The text of the Proposal is followed by a supporting statement that is not reproduced in this letter, but that is set forth in the copy of the Proposal that is attached hereto as Exhibit A.

II. Background

The Company's Amended and Restated Certificate of Incorporation (the "Charter") and the Company's Amended and Restated By-Laws (the "By-Laws") set forth certain "supermajority" voting standards. Presently, the Company's Charter includes the following supermajority voting provisions:

(a) Article IV, pursuant to which the Charter shall not be amended in any manner that will adversely affect the Series A Junior Participating Preferred Stock without the affirmative vote of the holders of two-thirds or more of the outstanding shares of Series A Junior Participating Preferred Stock;

(b) Article VI, which provides that By-laws may be adopted, altered or repealed in whole or in part at any annual or special meeting of the stockholders by the affirmative vote of three-fourths of the shares outstanding and entitled to vote; and

(c) Article VII, which provides that for certain business combinations, the affirmative vote of at least eighty percent of outstanding stock and two-thirds of the vote of disinterested stockholders is required.

The Company's By-Laws include a supermajority voting provision in Article X, which states that By-laws may be adopted, altered or repealed by the affirmative vote of three-fourths of the shares outstanding and entitled to vote.

The Board of Directors of the Company (the "Board") is committed to ensuring effective corporate governance, and therefore the Board and the Committee on Directors and Corporate Governance of the Board (the "Committee") periodically evaluate the Company's Charter, By-Laws and other corporate governance documents to determine if any changes are advisable. After receipt of the Proposal, the Committee and the Board, in consultation with outside advisors, reviewed the stockholder voting standards contemplated by the Charter and By-Laws. Upon receiving a recommendation from the Committee, the Board determined at its March 21, 2011 meeting that it was in the best interests of the Company and its stockholders to approve, and therefore approved, resolutions providing for a stockholder vote at the 2011 Annual Meeting to eliminate the supermajority voting provisions in the Charter (the "Charter Amendments"). Specifically, if the Charter Amendments are approved by the Company's stockholders, the Charter will be amended to (i) eliminate the supermajority voting standard in Article IV for amendments to the Charter that will adversely affect Series A Junior Participating Preferred Stock and (ii) eliminate the supermajority voting standard in Article VI for by-law amendments, replacing both such supermajority voting standards with a voting standard based on a majority of outstanding shares. Further, if approved by the Company's stockholders, the Charter Amendments will eliminate Article VII, which provides that, for certain business combinations, the approval of the affirmative vote of at least eighty percent of outstanding stock and two-thirds of the vote of disinterested stockholders is required.

The Board also determined, upon receiving a recommendation from the Committee, that it was in the best interests of the Company and its stockholders to approve, and therefore approved, a conforming amendment to the By-Laws that will eliminate the supermajority voting provision in Article X of the By-Laws and replace it with a voting standard based on a majority of outstanding shares, effective upon approval by the Company's stockholders of the Charter Amendments at the 2011 Annual Meeting (the "By-Law Amendment" and together with the Charter Amendments, the "Amendments"). Accordingly, if the Company's stockholders approve the Charter Amendments at the 2011 Annual Meeting, the conforming change contemplated by the By-Law Amendment will also become effective.

If the Charter Amendments are approved by the Company's stockholders and the By-Law Amendment thereby becomes effective, the Company's Charter and the By-Laws will no longer contain any supermajority voting provisions. The above-referenced provisions of the Charter and By-Laws, marked to show the changes contemplated by the Amendments, are attached as Exhibit E.

III. The Proposal May be Excluded Under Rule 14a-8(i)(10) as Substantially Implemented

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal from its proxy materials if the company has substantially implemented the proposal. Interpreting the predecessor to Rule 14a-8(i)(10), the Commission stated that the rule was "designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." *SEC Release No.* 34-12598 (July 7, 1976). To be excluded, the proposal does not need to be implemented in full or exactly as presented by the proponent. Instead the standard for exclusion is substantial implementation. *See SEC Release No.* 34-40018 (May 21, 1998, *n.30 and accompanying text*); *see also SEC Release No.* 34-20091 (August 16, 1983).

The Staff has stated that, in determining whether a stockholder proposal has been substantially implemented, it will consider whether a company's particular policies, practices and procedures "compare favorably with the guidelines of the proposal," and not where those policies, practices and procedures are embodied. *Texaco, Inc.* (March 28, 1991). The Staff has provided no-action relief under Rule 14a-8(i)(10) when a company has satisfied the essential objective of the proposal, even if the company (i) did not take the exact action requested by the proponent, (ii) did not implement the proposal in every detail or (iii) exercised discretion in determining how to implement the proposal. *See, e.g., Exelon Corp.* (February 26, 2010); *Anheuser-Busch Companies, Inc.* (January 17, 2007); *ConAgra Foods, Inc.* (July 3, 2006); *Johnson & Johnson* (February 17, 2006); *Talbots Inc.* (April 5, 2002); *Masco Corp.* (April 19, 1999 and March 29, 1999). In each of these cases, the SEC concurred with the company's determination that the proposal was substantially implemented in accordance with Rule 14a-8(i)(10) when the company had taken actions that included modifications from what was directly contemplated by the proposal, including in circumstances when the company had policies and procedures in place relating to the subject matter of the proposal, or the company had otherwise implemented the essential objective of the proposal.

Under this standard, the Company has substantially implemented the Proposal because the Amendments fulfill the essential objective of the proposal, which is to eliminate supermajority voting provisions in the Charter and By-Laws. The Board lacks unilateral authority to adopt the Charter Amendments, but, consistent with the Proposal, has taken all of the steps necessary to eliminate all stockholder supermajority voting requirements in the Charter. As noted previously, the Board has approved the submission of the Charter Amendments to a stockholder vote at the 2011 Annual Meeting. The Board has also approved the By-Law Amendment that will be effective upon approval by the stockholders of the Charter Amendments. These actions will eliminate all supermajority voting provisions from the Charter and the By-Laws. By submitting the Charter Amendments to the Company's stockholders at the 2011 Annual Meeting, and by approving the conforming change to the By-Laws that will be effective upon approval by the stockholders of the Charter Amendments, the Company is addressing the essential objective of the Proposal. Accordingly, there is no reason to ask stockholders to vote on a resolution to urge the Board to take action that the Board has already taken.

The Staff has, on numerous occasions, including with respect to stockholder proposals that are very similar to the Proposal, concurred that a stockholder proposal can be omitted from the proxy statement as substantially implemented under Rule 14a-8(i)(10) when companies have taken actions substantially similar to the Company's actions. *See, e.g., Express Scripts, Inc.* (January 28, 2010); *MDU Resources Group, Inc.* (January 16, 2010); *Time Warner Inc.* (February 29, 2008). In this regard, the Staff has consistently granted no-action relief under Rule 14a-8(i)(10) when companies have sought to exclude stockholder proposals requesting elimination of supermajority voting requirements after the boards of directors of those companies have taken action to approve (or were expected to approve) the necessary amendments to their respective charters and/or by-laws, and represented that such amendments would be submitted to a vote of stockholders (as applicable) at the next annual meeting. *See, e.g., Applied Materials, Inc.* (December 19, 2008); *Sun Microsystems, Inc.* (August 28, 2008); *H.J. Heinz Company* (May 20, 2008); *NiSource, Inc.* (March 10, 2008). In each of these cases, the Staff granted no-action relief to a company that intended to omit a stockholder proposal that was similar to the Proposal, based on actions by the company's board of directors (and, as applicable, anticipated actions by the company's stockholders) to remove supermajority voting provisions.

Furthermore, with regard to those Amendments that contemplate replacing the supermajority voting standards with a voting standard based on the majority of outstanding shares, the Staff has provided no-action relief under Rule 14a-8(i)(10) where similar proposals have called for the elimination of provisions requiring "a greater than simple majority vote" in favor of a majority of votes cast standard, and where the company has taken action to amend the governing documents to set stockholder voting thresholds based upon a majority of the company's outstanding shares. *See, e.g., Celgene Corp.* (April 5, 2010); *Sempra Energy* (March 5, 2010); *Express Scripts, Inc.* (January 28, 2010); *MDU Resources Group, Inc.* (January 16, 2010); *Applied Materials, Inc.* (December 19, 2008); *Sun Microsystems* (August 28, 2008); *NiSource Inc.* (March 10, 2008).

In *Applied Materials, Inc.* (December 19, 2008) (*"Applied Materials"*), for example, the Staff concurred with the company that it could omit from its proxy statement a stockholder proposal relating to supermajority voting requirements based on actions of the board of directors that substantially implemented the stockholder proposal. In *Applied Materials*, the certificate of incorporation and the by-laws required supermajority votes for certain amendments and for approval of certain transactions with interested stockholders. A stockholder submitted a proposal that was similar to the Proposal, requesting that the board of directors take steps necessary so that each charter and by-law voting requirement calling for a greater than simple majority vote would be changed to a majority of the votes cast for and against related proposals in compliance with applicable laws. After the proposal was submitted, the board of directors of Applied Materials determined that the supermajority voting thresholds of the applicable provisions should be changed to a majority of outstanding shares, and that the provisions relating to approval of certain business combinations with interested stockholders should be eliminated. Applied Materials represented to the Staff that it would provide its stockholders with an opportunity to approve the amendments to the certificate of incorporation eliminating all supermajority voting requirements at the upcoming annual meeting. The Staff concurred with the conclusion that the stockholder proposal could be excluded under Rule 14a-8(i)(10), in light of the board action and the anticipated stockholder action to eliminate all of the supermajority voting provisions in the company's certificate of incorporation.

More recently, the Staff addressed the same issue in *Express Scripts, Inc.* (January 28, 2010) ("*Express Scripts*"). In *Express Scripts*, the company's by-laws required a supermajority vote to amend certain provisions of the by-laws, and the company's certificate of incorporation (including certificates of designations for preferred stock) included supermajority voting provisions with respect to amendments that would adversely affect the rights of preferred stockholders. The Proponent submitted a proposal to Express Scripts similar to the Proposal, requesting that the board of directors take steps necessary so that each stockholder voting requirement in the company's charter and by-laws that calls for a greater than simple majority vote be changed to a majority of the votes cast for and against the proposal to the extent permitted by law. Following the receipt of the stockholder proposal, the board of directors of Express Scripts determined to change the supermajority voting standards to a majority of outstanding shares voting standard. Express Scripts represented to the Staff that it had taken action to eliminate all supermajority voting requirements, and had thereby achieved the essential objective of the stockholder proposal. The Staff concurred with the conclusion that the stockholder proposal could be excluded under Rule 14a-8(i)(10), in light of the board action to eliminate all of the supermajority voting requirements in the company's governing documents.

As noted above, the Board has approved the Charter Amendments and directed that the Charter Amendments be submitted to a stockholder vote at the 2011 Annual Meeting. The Board has also approved the conforming change contemplated by the By-Law Amendment that will become effective upon stockholder approval of the Charter Amendments. Accordingly, if the Company's stockholders approve the Charter Amendments at the 2011 Annual Meeting and the conforming change to the By-Laws thereby becomes effective, the Company's Charter and By-Laws would no longer contain any supermajority voting requirements. Therefore, the Company believes that these actions have achieved the "essential objective" of, and therefore substantially implement, the Proposal, so that the Company may properly omit the Proposal from the 2011 Proxy Statement in accordance with Rule 14a-8(i)(10). Accordingly, we respectfully request that the Staff concur that the Proposal may be properly omitted from the 2011 Proxy Statement on the basis of Rule 14a-8(i)(10).

IV. The Proposal May be Excluded Under Rule 14a-8(i)(9) Because the Proposal Directly Conflicts with the Company's Own Proposals to be Submitted to the Stockholders

A company may properly exclude a proposal from its proxy materials under Rule 14a-8(i)(9) "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that the subject proposals need not be "identical in scope or focus" in order for this basis for exclusion to be available. *SEC Release No. 34-40018* (May 21, 1998, *n.27*). Consistent with the Commission's position, the Staff has consistently concurred that where a stockholder proposal and a company-sponsored proposal present alternative and conflicting decisions for stockholders and submitting both proposals could provide inconsistent and ambiguous results, the stockholder proposal may be omitted from the proxy statement under Rule 14a-8(i)(9). *See Sigma-Aldrich Corporation* (January 31, 2011); *Alcoa, Inc.* (January 12, 2011); *Allergan, Inc.* (February 22, 2010); *The Walt Disney Company* (November 16, 2009); *Best Buy Co. Inc.* (April 17, 2009); *H.J. Heinz Co.* (April 23, 2007).

In *The Walt Disney Company* (November 16, 2009) (*"Disney"*), for example, the Staff concurred with the company that under Rule 14a-8(i)(9) it could omit from its proxy statement a stockholder proposal, which was similar to the Proposal, relating to supermajority voting requirements. The stockholder proposal in *Disney* requested that the board of directors take the steps necessary so that each charter and by-law voting requirement calling for a greater than simple majority vote would be changed to a majority of the votes cast for and against related proposals in compliance with applicable laws. In response, Disney expressed the company's intention to submit proposals for a vote of stockholders which sought to amend the company's supermajority voting provisions, replacing such provisions with alternative voting standards. Disney argued that if both the stockholder proposal and the Disney proposals were included in the proxy statement, then the results of the votes on the stockholder proposal and the company's proposals could yield inconsistent, ambiguous or inconclusive results.

More recently, the Staff addressed the same issue in *Sigma-Aldrich Corporation* (January 31, 2011) (*"Sigma-Aldrich"*). In *Sigma-Aldrich,* the Staff concurred that there was a basis under Rule 14a-8(i)(9) for the company to omit a simple majority vote stockholder proposal that is similar to the Proposal when Sigma-Aldrich sponsored proposals seeking approval of amendments to Sigma-Aldrich's certificate of incorporation that would eliminate the supermajority voting provisions, noting the company's representations that its proposals would conflict directly with the stockholder proposal, and that submitting all of the proposals to a vote could yield inconsistent, ambiguous or inconclusive results. The Staff has reached a similar conclusion in a number of similar no-action letters issued during the 2011 proxy season. *See*

Fluor Corporation (January 25, 2011); *Hospira, Inc.* (January 25, 2011); *Medco Health Solutions, Inc.* (January 19, 2011).

As noted above, the Board has approved the Charter Amendments and directed that the Charter Amendments be submitted to a stockholder vote at the 2011 Annual Meeting. If the Charter Amendments are approved by the Company's stockholders, the Charter will be amended to (i) eliminate a supermajority voting standard in Article IV for amendments to the charter that will adversely affect series A Junior Participating Preferred Stock and (ii) eliminate a supermajority voting standard for by-law amendments in Article VI, replacing both such supermajority voting standards with a voting standard based on a majority of outstanding shares. Further, if approved by the Company's stockholders, the Charter Amendments will eliminate Article VII, which provides that for certain business combinations, the approval of the affirmative vote of at least eighty percent of outstanding stock and two-thirds of the vote of disinterested stockholders is required. The Board has also approved the By-Law Amendment, which will eliminate the supermajority voting standard for by-law amendments in Article X (and replace such standard with a voting standard based on a majority of outstanding shares), effective upon approval by the Company's stockholders of the Charter Amendments.

If the Proposal is included in the Company's 2011 Proxy Statement, the Proposal will conflict directly with the Company's proposals seeking to adopt the Charter Amendments. The Proposal requests that the Company's board of directors take the steps necessary so that each stockholder voting requirement in the Company's Charter and By-Laws that calls for "a greater than simple majority vote" be changed to "a majority of the votes cast for and against the proposal, or a simple majority in compliance with applicable laws." As discussed above, the Company has proposed a different approach that nonetheless seeks to accomplish the essential objective of the Proposal. The Company's proposals call for, as applicable, a change from supermajority voting standards to a voting standard based on a majority of outstanding shares, whereas the Proposal calls for a voting standard based on the number of votes cast for and against. As a result, in the event of an affirmative vote on both the Proposal and any of the Company's proposals, the Company would be unable to determine the voting standard that its stockholders intended to support.

If the Proposal and each of the Company's proposals were subject to a stockholder vote at the 2011 Annual Meeting, the voting results from all of the proposals would be ambiguous, as the clear preference of the stockholders would not be readily apparent from the voting results. The situation is further complicated by the fact that the Proposal encompasses more than one change to the Charter and By-Laws, while the Company's proposals will address each material change separately, so it would not be clear whether a vote for the Proposal expresses support for multiple changes or just one of the changes. *See, e.g., Sigma-Aldrich Corporation* (January 31, 2011); *Allergan, Inc.* (February 22, 2010); *Dominion Resources, Inc.* (January 19, 2010) (in each case the Staff concurred that a stockholder proposal similar to the Proposal was excludable under Rule 14a-8(i)(9) for the reasons similar to the reasons described above).

In addition, inclusion of the Proposal may also confuse stockholders by implying that the Board did not take positive action to implement the Proposal's objective, which is to eliminate supermajority voting provisions in the Charter and By-Laws. Omitting the Proposal from the 2011 Proxy Statement will eliminate the possibility of confusion and will be the shortest path toward eliminating the supermajority voting provisions in the Charter and By-Laws.

For the reasons set forth above, we believe that the Proposal may be omitted from the 2011 Proxy Statement under Rule 14a-8(i)(9), because the Proposal directly conflicts with the Company's own proposals. Submitting the Proposal along with the Company's proposals to the Company's stockholders would present the stockholders with alternative and conflicting decisions. Moreover, a vote on the Proposal and the Company's proposals would create the potential for inconsistent and ambiguous results, given the differing voting thresholds contemplated by the proposals. Accordingly, we respectfully request that the Staff concur that the Proposal may be properly omitted from the 2011 Proxy Statement on the basis of Rule 14a-8(i)(9).

V. Conclusion

For the foregoing reasons, the Company respectfully requests that the Staff confirm that it will not recommend enforcement action if the Company omits the Proposal from its 2011 Proxy Statement.

If you have any questions or require any additional information, please do not hesitate to call me at 415-983-9007, or David Lynn of Morrison & Foerster LLP at (202) 887-1563.

Sincerely,



Willie C. Bogan
Associate General Counsel and Secretary

Enclosures

Exhibit A

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Wednesday, January 26, 2011 8:47 AM
To: Bogan, Willie
Cc: Schrank, Ana
Subject: Rule 14a-8 Proposal (MCK)

Dear Mr. Bogan,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

Mr. John H. Hammergren
Chairman of the Board
McKesson Corporation (MCK)
One Post Street
San Francisco, CA 94104

Dear Mr. Hammergren,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to ***FISMA & OMB Memorandum M-07-16***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,




John Chevedden   Date

cc: Willie C. Bogan <Willie.Bogan@mckesson.com>
Corporate Secretary
Ana Schrank <Ana.Schrank@McKesson.com>
PH: 415 983-8300
FX: 415 983-8464
Fax: 415 983-7160

[MCK: Rule 14a-8 Proposal, January 26, 2011]

3* – Adopt Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws that calls for a greater than simple majority vote be changed to require a majority of the votes cast for and against the proposal, or a simple majority in compliance with applicable laws.

Corporate governance procedures and practices, and the level of accountability they impose, are closely related to financial performance. Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related to company performance. See "What Matters in Corporate Governance?" Lucien Bebchuk, Alma Cohen & Allen Ferrell, Harvard Law School, Discussion Paper No. 491 (09/2004, revised 03/2005).

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included William Steiner, James McRitchie and Ray T. Chevedden.

If our Company were to remove required supermajority, it would be a strong statement that our Company is committed to good corporate governance and its long-term financial performance.

The merit of this Simple Majority Vote proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm rated our company "D" with "High Governance Risk," and "Very High Concern" in Executive Pay – $54 million for our CEO John Hammergren.

Mr. Hammergren received a $20 million pension increase in 2010. This called into question the judgment of our Executive Pay Committee. Each member of our Executive Pay Committee attracted 40% in negative votes. This compared to less than 1% in negative votes for three of our directors.

Mr. Hammergren received $12 million cash incentive pay. Long-term incentives should not give cash, and Mr. Hammergren's multiple plans should not use the same performance measure – earnings per share. Additionally, long-term incentives of performance-based restricted stock units were also based on earnings per share. CEO pay was only 57% incentive based.

David Lawrence of our Executive Pay Committee was marked as a "Flagged (Problem) Director" by The Corporate Library because of his directorship at PG&E Corporation preceding the PG&E 2004 bankruptcy. Alton Irby, another member of our Executive Pay Committee, was on the board of Stifel Financial rated "D" in governance by The Corporate Library.

Director Jane Shaw, 71 and with 18-years long-tenure (independence concern), chaired our Nomination Committee and was on our Audit Committee.

We had no independent board chairman, no lead director, no proxy access, no cumulative voting, no right to act by written consent and no right to call a special meeting.

Please encourage our board to respond positively to this proposal to initiate the improved governance we deserve: **Adopt Simple Majority Vote – Yes on 3.***

Notes:
John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email FISMA & OMB Memorandum M-07-16***



RAM TRUST SERVICES

January 26, 2011

John Chevedden

FISMA & OMB Memorandum M-07-16

To Whom It May Concern,

Ram Trust Services is a Maine chartered non-depository trust company. Through us, Mr. John Chevedden has continuously held no less than 60 shares of McKesson Hboc Inc. (MCK) common stock, CUSIP #58155Q103, since at least November 17, 2009. We in turn hold those shares through The Northern Trust Company in an account under the name Ram Trust Services.

Sincerely,



Michael P. Wood
Sr. Portfolio Manager

45 EXCHANGE STREET PORTLAND MAINE 04101 TELEPHONE 207 775 2354 FACSIMILE 207 775 4289

Exhibit B

From: Bogan, Willie
Sent: Tuesday, February 08, 2011 4:40 PM
To: ***FISMA & OMB Memorandum M-07-16***
Subject: Shareholder Proposal — Notice of Deficiency

Dear Mr. Chevedden:

Attached is a letter from me notifying you of a deficiency with regard to the shareholder proposal that you submitted to McKesson Corporation on January 26, 2010.

Regards,

Willie C. Bogan
Associate General Counsel and Secretary
McKesson Corporation
One Post Street, 35th Floor
San Francisco, CA 94104
Tel.: 415-983-9007
Fax: 415-983-9042

McKesson Corporation
One Post Street
San Francisco, CA 94104
415.983.9007 Tel
415.983.9042 Fax

Willie C. Bogan
Associate General Counsel
and Secretary

McKESSON
Empowering Healthcare

February 8, 2011

Mr. John Chevedden

FISMA & OMB Memorandum M-07-16

Re: Shareholder Proposal

Dear Mr. Chevedden:

On January 26, 2011, McKesson Corporation ("McKesson" or "Company") received your email submitting a shareholder proposal entitled "Adopt Simple Majority Vote" (the "Proposal") for consideration at the McKesson 2011 Annual Meeting of Stockholders. Also, on January 26, 2011, we received a copy of a letter dated the same date from RAM Trust Services that appears intended to demonstrate that you satisfy the minimum ownership requirements of Rule 14a-8 of the Securities Exchange Act of 1934, as amended ("Rule 14a-8"). Based on our review of the information provided by you, our records and regulatory materials, we have been unable to conclude that the Proposal meets the requirements for inclusion in McKesson's proxy materials. Unless you can demonstrate that you meet the requirements of Rule 14a-8(b), as described below, in the proper time frame, McKesson will be entitled to exclude the Proposal from the proxy materials for the 2011 Annual Meeting.

Under Rule 14a-8(b), at the time you submit your proposal you must prove your eligibility to McKesson by submitting either:

- a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted the Proposal, you continuously held at least $2,000 in market value or 1% of McKesson's securities entitled to vote on the Proposal at the meeting for at least one year by the date you submitted the Proposal; or

- a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins.

Although you have provided us with a letter from RAM Trust Services (the "RTS Letter"), which states that through RAM Trust Services you have held no less than 60 shares of "McKesson Hboc Inc. (MCK) common stock, CUSIP #58155Q103" and that RAM Trust Services in turn holds those shares through The Northern Trust Company, the RTS Letter does not identify the record holder of the shares or otherwise include the necessary verification of ownership required by Rule 14a-8. With regard to the information provided in the RTS Letter, we note that the Company's name is McKesson Corporation, not "McKesson Hboc Inc." as identified in the RTS Letter. Further, McKesson has reviewed the list of record holders of the Company's shares of common stock, and neither you, nor RAM Trust Services, nor The Northern Trust Company, are listed as record holders of McKesson common stock. In accordance with Rule 14a-8, you must provide a written statement from the record holder of the shares of McKesson common stock that you claim to beneficially own, verifying that you own those shares and that you have continuously held those shares for at least one year prior to the date on which you submitted the Proposal. In this regard, we note that it appears that RAM Trust Services is neither a broker nor a bank, and while we are familiar with the view of the staff of the U.S. Securities and Exchange Commission that a letter from an "introducing broker" may satisfy the requirements of Rule 14a-8(b), the RTS Letter does not indicate that RAM Trust Services is an "introducing broker." Instead, the RTS Letter only states that RAM Trust Services is a "Maine chartered non-depository trust company." In order to remedy these defects, you must provide a written statement from the record holder of the shares you beneficially own verifying that you have continually held the required amount of McKesson common stock for at least one year as of the date of your submission of the Proposal.

Rule 14a-8 requires that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me. Alternatively, you may transmit any response by facsimile to me at 415-983-9042 or by e-mail to willie.bogan@mckesson.com.

If you have any questions with respect to the foregoing, please contact me at 415-983-9007. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,



Willie C. Bogan
Associate General Counsel
and Secretary

Enclosure – Rule 14a-8

dc-630346

Rule 14a-8 -- Proposals of Security Holders

* * *

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?** A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit:** Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?** The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q, or in shareholder reports of investment companies under Rule 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?** Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2): Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

(3) Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of power/authority: If the company would lack the power or authority to implement the proposal;

(7) Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election: If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

*Director Elections: If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) Substantially implemented: If the company has already substantially implemented the proposal;

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

(1) Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

* On October 4, 2010, the SEC issued an Order Granting Stay following the Business Roundtable and the Chamber of Commerce's motion to the SEC to stay the effect of newly adopted Rule 14a-11 and associated amendments to the SEC's rules pending review by the U.S. Court of Appeals for the D.C. Circuit. *Business Roundtable, et al. v. SEC.* No. 10-1305 (D.C. Cir., filed Sept. 29, 2010). See SEC Release Nos. 33-9149; 34-63031; IC-29456; October 4, 2010. Effective November 15, 2010, Rule 14a-8 is amended by revising the paragraph (i)(8) as part of the amendments facilitating shareholder director nominations. The amended version of the paragraph (i)(8) follows the unamended version. See SEC Release Nos. 33-9136; 34-IC62674; IC-29384; August 25, 2010.

Exhibit C

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Friday, February 11, 2011 7:54 AM
To: Bogan, Willie
Subject: Rule 14a-8 Proposal (MCK)

Mr. Bogan, Attached is the broker letter.
Sincerely,
John Chevedden

RAM TRUST SERVICES

February 9, 2011

John Chevedden

FISMA & OMB Memorandum M-07-16

To Whom It May Concern,

Ram Trust Services is a Maine chartered non-depository trust company. Through us, Mr. John Chevedden has continuously held no less than 60 shares of McKesson Corporation. (MCK) common stock, CUSIP #58155Q103, since at least November 17, 2009. We in turn hold those shares through The Northern Trust Company in an account under the name Ram Trust Services.

Sincerely,



Michael P. Wood
Sr. Portfolio Manager

45 EXCHANGE STREET PORTLAND MAINE 04101 TELEPHONE 207 775 2354 FACSIMILE 207 775 4289

Exhibit D

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Wednesday, February 16, 2011 10:17 AM
To: Bogan, Willie
Subject: Rule 14a-8 Proposal (MCK) ,

Mr. Bogan, Thank you for acknowledging the rule 14a-8 proposal.
In *The Hain Celestial Group, Inc.* (October 1, 2008), the Staff determined that a verification letter can come from an "introducing broker". In the United States, investors can hold stocks thorough banks as well as brokers, and there is no reason to believe the Staff intended to exclude banks. Accordingly, "introducing broker" should be understood to include introducing banks. As a state chartered non-depository trust, Ram Trust is a bank.

Please let me know by Thursday if there is a further question.
Sincerely,
John Chevedden

Exhibit E

Amendments to the Amended and Restated Certificate of Incorporation of McKesson Corporation

ARTICLE IV.

I. SERIES PREFERRED STOCK

B. Series A Junior Participating Preferred Stock

10. ***Amendment.*** This Certificate of Incorporation shall not be further amended in any manner which would materially alter or change the powers, preferences or special rights of the Series A Junior Participating Preferred Stock so as to affect them adversely without the affirmative vote of the holders of ~~two-thirds or more~~a majority of the outstanding shares of Series A Junior Participating Preferred Stock, voting separately as a class.

ARTICLE VI.

2. ***Amendments to the By-Laws.*** The Board of Directors is expressly authorized to adopt, alter ~~and~~or repeal the By-Laws of the Corporation in whole or in part at any regular or special meeting of the Board of Directors, by vote of a majority of the entire Board of Directors. ~~Except where this Certificate of Incorporation otherwise requires a higher vote, the~~The By-Laws may also be adopted, altered or repealed in whole or in part at any annual or special meeting of the stockholders by the affirmative vote of ~~three-fourths~~a majority of the shares of the Corporation outstanding and entitled to vote thereon.

~~ARTICLE VII.~~

~~A. Vote Required for Certain Business Combinations~~

~~1. *Voting Requirements.* In addition to any vote otherwise required by law or this Certificate of Incorporation, a Business Combination (such term, and certain other capitalized terms referred to in this Article VII, as defined in Section 3 of this Article VII) shall be recommended by the Board of Directors and approved by the affirmative vote of at least:~~

~~(a) 80 percent of the votes entitled to be cast by outstanding shares of voting stock of the Corporation, voting together as a single voting group; and~~

~~(b) Two-thirds of the votes entitled to be cast by holders of voting stock other than voting stock held by an Interested Stockholder who is (or whose Affiliate is) a party to the Business Combination or an Affiliate or Associate of the Interested Stockholder, voting together as a single voting group.~~

~~2. *When Voting Requirements Not Applicable.*~~

~~(a) The vote required by Section 1 of this Article VII does not apply to a Business Combination if each of the following conditions is met:~~

~~(i) The aggregate amount of the cash and the Market Value as of the Valuation Date of consideration other than cash to be received per share by holders of common stock in such Business Combination is at least equal to the highest of the following:~~

~~(A) The highest per share price (including any brokerage commissions, transfer taxes and soliciting dealers' fees) paid by the Interested Stockholder for any shares of common stock of the same class or series acquired by it: (x) within the 2-year period~~

~~immediately prior to the Announcement Date of the proposal of the Business Combination; or (y) in the transaction in which it became an Interested Stockholder, whichever is higher; or~~

~~(B) The Market Value per share of common stock of the same class or series on the Announcement Date or on the Determination Date, whichever is higher; or~~

~~(C) The price per share equal to the Market Value per share of common stock of the same class or series determined pursuant to subparagraph (i)(B) of this paragraph (a), multiplied by the fraction of: (x) the highest per share price (including any brokerage commissions, transfer taxes and soliciting dealers' fees) paid by the Interested Stockholder for any shares of common stock of the same class or series acquired by it within the 2 year period immediately prior to the Announcement Date, over (y) the Market Value per share of common stock of the same class or series on the first day in such 2 year period on which the Interested Stockholder acquired any shares of common stock.~~

~~(ii) The aggregate amount of the cash and the Market Value as of the Valuation Date of consideration other than cash to be received per share by holders of shares of any class or series of outstanding stock other than Common Stock is at least equal to the highest of the following (whether or not the Interested Stockholder has previously acquired any shares of a particular class or series of stock):~~

~~(A) The highest per share price (including any brokerage commissions, transfer taxes and soliciting dealers' fees) paid by the Interested Stockholder for any shares of such class of stock acquired by it: (x) within the 2 year period immediately prior to the Announcement Date of the proposal of the Business Combination; or (y) in the transaction in which it became an Interested Stockholder, whichever is higher; or~~

~~(B) The highest preferential amount per share to which the holders of shares of such class of stock are entitled in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation; or~~

~~(C) The Market Value per share of such class of stock on the Announcement Date or on the Determination Date, whichever is higher; or~~

~~(D) The price per share equal to the Market Value per share of such class of stock determined pursuant to subparagraph (ii)(B) of this paragraph (a), multiplied by the fraction of: (x) the highest per share price (including any brokerage commissions, transfer taxes and soliciting dealers' fees) paid by the Interested Stockholder for any shares of any class of Voting Stock acquired by it within the 2 year period immediately prior to the Announcement Date, over (y) the Market Value per share of the same class of voting stock on the first day in such 2 year period on which the Interested Stockholder acquired any shares of the same class of Voting Stock.~~

~~(iii) The consideration to be received by holders of any class or series of outstanding stock is to be in cash or in the same form as the Interested Stockholder has previously paid for shares of the same class or series of stock. If the Interested Stockholder has paid for shares of any class of stock with varying forms of consideration, the form of consideration for such class of stock shall be either cash or the form used to acquire the largest number of shares of such class or series of stock previously acquired by it.~~

~~(iv) After the Interested Stockholder has become an Interested Stockholder and prior to the consummation of such Business Combination:~~

~~(A) There shall have been: (x) no reduction in the annual rate of dividends paid on any class or series of stock of the Corporation that is not preferred stock (except as necessary to reflect any subdivision of the stock); (y) an increase in such annual rate of~~

dividends as necessary to reflect any reclassification (including any reverse stock split), recapitalization, reorganization or any similar transaction which has the effect of reducing the number of outstanding shares of the stock; and (z) the Interested Stockholder did not become the beneficial owner of any additional shares of stock of the Corporation except as part of the transaction which resulted in such Interested Stockholder becoming an Interested Stockholder or by virtue of proportionate stock splits or stock dividends.

(B) The provisions of subparagraphs (x) and (y) of subparagraph (iv)(A) do not apply if no Interested Stockholder or an Affiliate or Associate of the Interested Stockholder voted as a director of the Corporation in a manner inconsistent with such subsubparagraphs and the Interested Stockholder, within 10 days after any act or failure to act inconsistent with such sub-subparagraphs, notifies the Board of Directors of the Corporation in writing that the Interested Stockholder disapproves thereof and requests in good faith that the Board of Directors rectify such act or failure to act.

(v) After the Interested Stockholder has become an Interested Stockholder, the Interested Stockholder may not have received the benefit, directly or indirectly (except proportionately as a stockholder), of any loans, advances, guarantees, pledges or other financial assistance or any tax credits or other tax advantages provided by the Corporation or any of its Subsidiaries, whether in anticipation of or in connection with such Business Combination or otherwise.

(b) The requirements of Section 1 of this Article VII do not apply to Business Combinations that, as to specifically identified Interested Stockholders or their Affiliates, have been approved or exempted therefrom by resolution of the Board of Directors of the Corporation at any time prior to the time that the Interested Stockholder first became an Interested Stockholder. If the Board of Directors so provides, the resolution shall be subject to approval of the stockholders in the manner and by the vote specified in the resolution.

3. ***Definitions.*** In this Article VII, the following words have the meanings indicated:

(a) "Affiliate," including the term "affiliated person," means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, a specified person

(b) "Announcement Date" means the first general public announcement of the proposal or intention to make a proposal of the Business Combination or its first communication generally to stockholders of the Corporation, whichever is earlier;

(c) "Associate," when used to indicate a relationship with any person, means:

(i) Any corporation or organization (other than the Corporation or a Subsidiary of the Corporation) of which such person is an officer, director, or partner or is, directly or indirectly, the beneficial owner of 10 percent or more of any class of Equity Securities;

(ii) Any trust or other estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity; and

(iii) Any relative or spouse of such person, or any relative of such spouse, who has the same home as such person or who is a director or officer of the Corporation or any of its Affiliates.

(d) "Beneficial Owner," when used with respect to any Voting Stock, means a person:

(i) That, individually or with any of its Affiliates or Associates, beneficially owns Voting Stock, directly or indirectly; or

~~(ii) That, individually or with any of its Affiliates or Associates, has:~~

~~(A) The right to acquire Voting Stock (whether such right is exercisable immediately or only after the passage of time), pursuant to any agreement, arrangement, or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; or~~

~~(B) The right to vote Voting Stock pursuant to any agreement, arrangement, or understanding; or~~

~~(iii) That has any agreement, arrangement, or understanding for the purpose of acquiring, holding, voting or disposing of Voting Stock with any other person that beneficially owns, or whose Affiliates or Associates beneficially own, directly or indirectly, such shares of Voting Stock.~~

~~(e) "Business Combination" means:~~

~~(i) Unless the merger, consolidation, or share exchange does not alter the contract rights of the stock as expressly set forth in this Certificate of Incorporation or change or convert in whole or in part the outstanding shares of stock of the Corporation, any merger or consolidation of the Corporation or any Subsidiary with (A) any Interested Stockholder or (B) any other corporation (whether or not itself an Interested Stockholder) which is, or after the merger or consolidation, would be, an Affiliate of an Interested Stockholder that was an Interested Stockholder prior to the transaction.~~

~~(ii) Any sale, lease, transfer or other disposition, other than in the ordinary course of business, in one transaction or a series of transactions in any 12-month period, to any Interested Stockholder or any Affiliate of any Interested Stockholder (other than the Corporation or any of its Subsidiaries) of any assets of the Corporation or any Subsidiary having, measured at the time the transaction or transactions are approved by the Board of Directors of the Corporation, an aggregate book value as of the end of the Corporation's most recently ended fiscal quarter of 10 percent or more of the total Market Value of the outstanding stock of the Corporation or of its net worth as of the end of its most recently ended fiscal quarter;~~

~~(iii) The issuance or transfer by the Corporation, or any Subsidiary, in one transaction or a series of transactions, of any Equity Securities of the Corporation or any Subsidiary which have an aggregate Market Value of 5 percent or more of the total Market Value of the outstanding stock of the Corporation to any Interested Stockholder or any Affiliate of any Interested Stockholder (other than the Corporation or any of its Subsidiaries) except pursuant to the exercise of warrants or rights to purchase securities offered pro rata to all holders of the Corporation's voting stock or any other method affording substantially proportionate treatment to the holders of Voting Stock;~~

~~(iv) The adoption of any plan or proposal for the liquidation or dissolution of the Corporation in which anything other than cash will be received by an Interested Stockholder or any Affiliate of any Interested Stockholder; or~~

~~(v) Any reclassification of securities (including any reverse stock split), or recapitalization of the Corporation, or any merger or consolidation, of the Corporation with any of its Subsidiaries which has the effect, directly or indirectly, in one transaction or a series of transactions, of increasing by 5 percent or more of the total number of outstanding shares, the proportionate amount of the outstanding shares of any class of Equity Securities of the Corporation or any Subsidiary which is directly or indirectly owned by any Interested Stockholder or any Affiliate of any Interested Stockholder.~~

~~(f) "Common Stock" means any stock other than preferred or preference stock.~~

~~(g) "Control," including the terms "controlling," "controlled by" and "under common control with," means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise, and the beneficial ownership of 10 percent or more of the votes entitled to be cast by a corporation's voting stock creates a presumption of control.~~

~~(h) "Determination Date" means the date on which an Interested Stockholder first became an Interested Stockholder;~~

~~(i) "Equity Security" means:~~

~~(i) Any stock or similar security, certificate of interest, or participation in any profit sharing agreement, voting trust certificate, or certificate of deposit for an equity security;~~

~~(ii) Any security convertible, with or without consideration, into an equity security, or any warrant or other security carrying any right to subscribe to or purchase an equity security; or~~

~~(iii) Any put, call, straddle, or other option or privilege of buying an equity security from or selling an equity security to another without being bound to do so.~~

~~(j) "Interested Stockholder" means any person (other than the Corporation or any Subsidiary) that:~~

~~(i) (A) Is the beneficial owner, directly or indirectly, of 10 percent or more of the voting power of the outstanding voting stock of the Corporation; or~~

~~(B) Is an Affiliate of the Corporation and at any time within the 2-year period immediately prior to the date in question was the beneficial owner, directly or indirectly, of 10 percent or more of the Voting Power of the then outstanding voting stock of the Corporation.~~

~~(ii) For the purpose of determining whether a person is an Interested Stockholder, the number of shares of Voting Stock deemed to be outstanding shall include shares deemed owned by the person through application of subsection (d) of this section but may not include any other shares of Voting Stock which may be issuable pursuant to any agreement, arrangement, or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.~~

~~(k) "Market Value" means:~~

~~(i) In the case of stock, the highest closing sale price during the 30 day period immediately preceding the date in question of a share of such stock on the composite tape for New York Stock Exchange listed stocks, or, if such stock is not quoted on the composite tape, on the New York Stock Exchange, or if such stock is not listed on such exchange, on the principal United States securities exchange registered under the Securities Exchange Act of 1934 on which such stock is listed, or, if such stock is not listed on any such exchange, the highest closing bid quotation with respect to a share of such stock during the 30 day period preceding the date in question on the National Association of Securities Dealers, Inc. automated quotations system or any system then in use, or if no such quotations are available, the fair market value on the date in question of a share of such stock as determined by the Board of Directors of the Corporation in good faith; and~~

~~(ii) In the case of property other than cash or stock, the fair market value of such property on the date in question as determined by the Board of Directors of the Corporation in good faith.~~

~~(l) “Subsidiary” means any corporation of which voting stock having a majority of the votes entitled to be cast is owned, directly or indirectly, by the Corporation.~~

~~(m) “Valuation Date” means:~~

~~(i) For a Business Combination voted upon by stockholders, the later of the day prior to the date of the stockholders’ vote or the day 20 days prior to the consummation of the Business Combination; and~~

~~(ii) For a Business Combination not voted upon by stockholders, the date of the consummation of the Business Combination.~~

~~(n) “Voting Stock means shares of capital stock of the Corporation entitled to vote generally in the election of directors.~~

Amendments to the Amended and Restated By-Laws of McKesson Corporation

ARTICLE X

Amendments

The Board of Directors is expressly authorized to adopt, alter and repeal the By-Laws of the Corporation in whole or in part at any regular or special meeting of the Board of Directors, by vote of a majority of the entire Board of Directors. The By-Laws may also be adopted, altered or repealed in whole or in part at any annual or special meeting of the stockholders by the affirmative vote of ~~three-fourths~~a majority of the shares of the Corporation outstanding and entitled to vote thereon.